Results of 42st Ordinary General Meeting of Shareholders

1. Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 42st Fiscal Year

- - - - - - - -
Total Assets (KRW): 39,992,765million
Total Liabilities (KRW): 9,041,474million
Paid-in Capital (KRW): 482,403million
Shareholder’s Equity (KRW): 30,951,291million
Sales (KRW): 26,953,945million
Operating Profit (KRW): 3,147,998million
Net Profit (KRW): 3,172,264million
Net Profit per Share (KRW): 41,380

m Approval of details of Dividend

Details	2009
1) Annual Dividend per Share(KRW)	8,000

- Year-End Dividend(KRW)	6,500

- Interim Dividend(KRW)	1,500

2) Dividend Ratio to Market Value(%) including Interim Dividend	1.3

2. Approval of partial Amendments to Articles of Incorporation.

3. Approval of Election of Directors : Approval of List of Executive Directors

[List of Executive Directors]

Name	Date of Birth	Major Experience	Tenure
President & CEO, POSCO ICT (Present)
Executive Vice President, POSCO
Park, Han -Yong	Apr. 13, 1951	Senior Vice President, POSCO	2years
Senior Executive Vice President,
POSCO (Chief Marketing Officer)
(Present)
Oh, Chang — Kwan	Nov. 11, 1952	Executive Vice President, POSCO Senior Vice President, POSCO	2years

Kim, Jin — Il	Feb. 1, 1953	Senior Executive Vice President, POSCO (Operating & Technology Division, General Superintendent, Pohang Works) (Present) Executive Vice President, POSCO Senior Vice President, POSCO	2years

4. Approval of Total Remuneration Limits for Directors for the 43nd Fiscal Year

    – Total Remuneration Limits in the 43nd fiscal year: KRW 7.0 billion